Phone: 484-583-8711 Email: sam.goldstein@lfg.com	Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

VIA EDGAR

January 30, 2024

Alberto Zapata, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (the “Registrant”)
	File Nos.:	033-70742 and 811-08090
	Series:	LVIP T. Rowe Price Growth Stock Fund (the “Fund”)

Dear Mr. Zapata:

This letter responds to your comments, provided via phone on January 29, 2024, to the Registrant’s preliminary proxy statement filing on January 19, 2024, pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “Proxy Statement”).

The following are your comments and the Registrant’s responses.

1)	Please clarify in the section entitled, “Reason for the Proposal”, whether the initiative was proposed by the Board or the Adviser.

A.	The requested revision has been made. The Proxy Statement has been updated to read as follows:

The Adviser has proposed to change this fundamental investment restriction as follows:

2)	In the section entitled, “Approval of Proposal”, please clarify whether the Board considered alternatives to the proposal or other relevant factors while reviewing the proposal.

A.	The requested revision has been made. The Proxy Statement has been updated to read as follows:

The Board also considered the alternative of retaining the existing fundamental investment restriction. The Board considered all relevant factors, including the potential impact on the Fund and its risk profile, Fund disclosure changes, tax considerations, and the estimated costs associated with seeking shareholder approval of the proposed change for the Fund.

3)	Please update the share information on page six of the Proxy Statement.

A.	The requested revision has been made.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: sam.goldstein@lfg.com

4)	Please update the investment adviser and subadviser assets under management information as of December 31, 2023.

A.	The requested revision has been made.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/Samuel K. Goldstein
Samuel K. Goldstein, Esq.
Chief Counsel – Funds Management

Enclosures

cc:	Ronald A. Holinsky, Esq.
Christian Pfeiffer, Esq.
Sharon Alyanakian
Teriana Griggs

2